

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2012

Via E-mail
Mr. Bruce T. Dugan
Chief Executive Officer
Thrive World Wide, Inc.
650 Main Street
Lake Geneva, Wisconsin 53147

> **Re: Thrive World Wide, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed January 24, 2012**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-53880**

Dear Mr. Dugan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Period Ended December 31, 2011

Item 4(T). Controls and Procedures, page 15

1. We note that you have disclosed management's assessment of the effectiveness of your disclosure controls and procedures as of September 30, 2011. Please amend your filing to provide management's assessment of the effectiveness of your disclosure controls and procedures as of the end of the period covered by your quarterly report on Form 10-Q, which is December 31, 2011. Please refer to Item 307 of Regulation S-K.

2. We note that you have voluntarily provided Management's Evaluation (Report) on Internal Control Over Financial Reporting within this Form 10-Q. We also note your

disclosure that your management conducted an evaluation of the effectiveness of your internal control over financial reporting as of September 30, 2011; however, your conclusion on the effectiveness of your internal control over financial reporting is "as of the end of the fiscal quarter covered by this Report on Form 10-Q." It is unclear to us how management could reach a conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2011 without performing an evaluation of your internal control over financial reporting as of December 31, 2011. If you choose to provide a similar disclosure in future Forms 10-Q, please revise to address this matter. Refer to Item 308T(a) of Regulation S-K.

3. We note your disclosure that there was no change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting, "other than what has been reported above." Please revise your disclosure either to clearly state that there were no such changes or to state that there were such changes and clearly identify those changes. Please refer to Item 308T(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief